Filed by Vestin Fund II, LLC
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12 of the
Securities and Exchange Act of 1934
Subject Company: Vestin Realty Trust II, Inc.
Commission File No.: 333-125121

SUPPLEMENT TO PROXY STATEMENT/PROSPECTUS
FOR THE SPECIAL MEETING OF UNITHOLDERS
OF VESTIN FUND II, LLC

The following information, being mailed to unitholders on or about January 31, 2006, supplements and amends the notice of the special meeting of unitholders and the accompanying proxy statement/prospectus, dated February 1, 2006, furnished in connection with the solicitation of proxies by the Board of Directors of Vestin Mortgage Inc., as the sole manager of Vestin Fund II, LLC, or Fund II, for use at the special meeting to be held at The Cox Pavilion on the campus of the University of Nevada, Las Vegas, on Thursday, February 23, 2006 at 2:00 p.m., local time, and at any adjournment or postponement of the special meeting, relating to the proposed conversion of Fund II into a real estate investment trust, or REIT.
The information contained in this supplement should be read in conjunction with the proxy statement/prospectus previously delivered to uniholders of Fund II, which, except as revised or supplemented by this supplement, remains in full force and effect, and other materials filed with the Securities and Exchange Commission, or the SEC, relating to the proposed REIT conversion. The proxy statement/prospectus contains important information and we urge you to read it carefully. If you have questions, or need another copy of this supplement or the proxy statement/prospectus, or you need another proxy card please call 1-888-232-7612 immediately. This supplement and the proxy statement/prospectus are also available free of charge on the SEC website at www.sec.gov.
Proxy Solicitation Agent
Vestin Group, Inc., or Vestin Group, has engaged MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or MacKenzie Partners, to assist in the soliciting of proxies on behalf of Fund II in connection with the proposal to convert Fund II into a REIT. Vestin Group also engaged MacKenzie Partners to perform similar services in connection with the proposal to convert Vestin Fund I, LLC, or Fund I, into a REIT. For its services, Vestin Group will pay MacKenzie Partners a fee of $12,500, plus $40.00 per hour for solicitation calls to unitholders, plus the reimbursement of out-of-pocket expenses. The fee includes solicitation services being provided on behalf of both Fund II and Fund I.
Appointment of Independent Tabulator
Fund II has retained Corporate Election Services, Inc. of Pittsburgh, Pennsylvania, or CES, to act as an independent tabulator of the votes to be cast at the special meeting of the unitholders of Fund II. Neither Fund II, Vestin Mortgage nor any of their affiliates have any prior business relationship with CES.
THE DATE OF THIS PROXY STATEMENT/PROSPECTUS SUPPLEMENT IS JANUARY 31, 2006